

HINDALCO

ADITYA BIRLA GROUP

82-3428

AM-STOEX GN/08

January 14, 2005

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
450 FIFTH STREET,
WASHINGTON D.C. 20549,
UNITED STATES OF AMERICA.
TEL : (022) 942-2800

ATTN:-INTERNATIONAL CORPORATE FINANCE

Dear Sir,

SUPPL

SUB: SECRETARIAL AUDIT REPORT

Please find enclosed herewith the *Secretarial Audit Report* issued by the Practising Company Secretary of the Company for the Quarter ended on 31st December, 2004, for your ready reference and record.

Please acknowledge receipt.




05005438

Thanking You,

Yours faithfully,
For **Hindalco Industries Limited**



ANIL MALIK
Company Secretary


PROCESSED
JAN 28 2005
THOMSON
FINANCIAL

Encl: as above.

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 462 6666 • Fax : 422 7586 / 436 2516 • Email : ajjhala@worli.hindalco.com
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai-400 093. • Tel.: 691 7000 • Fax : 691 7001 • E-mail : share@hindalco.com)
Works : P.o. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 52079 • Fax : (05446) 52107

Mahesh Soni
B. Com., A.C.A., F.C.S.
Practising Company Secretary

Tel.: 2206 0788 / 2201 9270
Fax : (022) 22091374
8, Navi Wadi, Off. No. 6,
Dadiseth Agiary Lane,
Mumbai - 400 002.
E-mail : maheshsoni@vsnl.net

Ref. No.________________ Date__________________

SECRETARIAL AUDIT REPORT

1	For Quarter Ended	31/12/2004
2	ISIN	INE038A01012
3	Face Value	Rs. 10/-
4	Name of the Company	HINDALCO INDUSTRIES LIMITED
5	Registered Office Address	Century Bhavan,3rd Floor,Dr A.B.Road,Worli,Mumbai 400 025
6	Correspondence Address	Same as above
7	Telephone & Fax Nos.	Tel: 91-22 5662 6666 Fax: 91-22 2422 7586 / 24362516
8	Email address	amalik@adityabirla.com
9	Names of the Stock Exchanges where the company's securities are listed:	The Stock Exchange, Mumbai, Kolkatta & NSE.

		Number of Shares	% of Total Issued Cap.
10	Issued Capital	9,24,75,275	100
11	Listed Capital (Exchange-wise) (as per company records)	9,24,75,275	100
12	Held in demaerialised form in CDSL	69,94,033	7.56
13	Held in demaerialised form in NDSL	6,97,55,159	75.43
14	Physical	1,57,26,083	17.01
15	Total No. of shares (12+13+14)	924,75,275	

16 Reasons for difference, if any, between (10 & 11), (10 & 15), (11 & 15): N/A

17 Certifying the details of changes in share capital during the quarter under consideration as as per Table below:

Particulars*	No. of shares	Applied/ NotApplied for listing	Listed on Stock Exchanges (Specify Names)		whether intimated to NSDL	In-prin. appr. pending for SE (Specify Names)

*Rights, Bonus, Preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify).

NOT APPLICABLE



18 **Reference of the previous quarter with regards to excess dematerialised shares, if any: NIL**

19 **Has the company resolved the matter mentioned in point no. 19 above in the current quarter ? If not, reason why ?** NOT APPLICABLE

20 **Register of Members is updated (Yes / No)** Yes
If not, updated upto which date

21 Mention the total no. of requests, if any confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No. of demat requests	No. of requests	Shares	Reasons for delay
Confirmed after 21 Days	--	--	--
Pending for more than 21 Days	--	--	--

22 **Name, Telephone & fax No. of the Compliance Officer of the Co.**

Mr. Anil Mallik
Tel: 5691 7005 Fax:5691 7001.

23 **Name, Telephone & fax No, Regn. No. of the Auditor.**

Mr. Mahesh Soni
Tel:2206 0788, 98202 20451
FCS : 3706, COP : 2324

24 **Appointment of common agency for share registry work**

THE COMPANY IS HAVING IN-HOUSE CONNECTIVITY FOR BOTH PHYSICAL & DEMAT MODE OF TRANSFERS.

25 Any other detail that the Auditor may like to provide (e.g. BIFR company, delisting from SE, company changed its name etc.)

The Company has got its Shares delisted from Delhi and Chennai Stock Exchanges.



[MAHESH SONI]
PRACTISING COMPANY SECRETARY
FCS : 3706, COP : 2324

MUMBAI
January 12, 2005.